UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-37825

Talend S.A.

(Exact name of registrant as specified in its charter)

5-7, rue Salomon de Rothschild

Suresnes, France

+33 (0)1 46 25 06 00

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value €0.08 per share (“Ordinary Shares”)

American Depositary Shares (each of which represents one Ordinary Share) (“ADSs”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares	One (1)

ADSs	Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, Talend S.A. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 9, 2021	By:	/s/ Adam Meister
	Name:	Adam Meister
	Title:	Chief Financial Officer